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                                                             EXHIBIT (a)(1)(xxv)




October 29, 2001

Participants in The Toronto-Dominion Bank Employee Savings Plan (the "ESP") Who Hold Shares of TD Waterhouse Group, Inc.:

Re:      Operation of the ESP and Take-Over Bid Instruction Form

As you are likely aware, TD Waterhouse Holdings, Inc. has made an offer to purchase the common shares of TD Waterhouse Group, Inc. at US$9.00 net per share in cash for each outstanding share. Certain employees have or had the opportunity to participate in the ESP and to direct that employee contributions be invested in shares of TD Waterhouse Group, Inc. and in any event the employer match, for such employees, is or was used to purchase shares of TD Waterhouse Group, Inc.


Attached to this notice is a Take-Over Bid Instruction Form. Please read this form carefully. You are being given the opportunity to tender (or not tender) the shares allocated to your account. YOU MUST COMPLETE THE FORM IN ORDER TO CAUSE THE TRUSTEE OF THE ESP TO TENDER THE SHARES ON YOUR BEHALF. IF YOU DO NOT COMPLETE AND MAIL THIS FORM, YOUR SHARES WILL NOT BE TENDERED.


If you choose to tender the shares, the money received will be allocated to the interest bearing component (the "TD Deposit Fund") of the ESP. The TD Deposit Fund is intended to provide a secure level of income at a higher rate than published GIC rates. Assets of the account are invested in a range of GIC terms as selected by investment professionals for the ESP. The interest paid on your deposits is based on the weighted average of all interest earned by deposits and GICs in the account.


In view of the Offer, it has been determined that no further shares of TD Waterhouse Group, Inc. will be purchased by the ESP and instead the applicable employee and employer future contributions will be allocated to the TD Deposit Fund of the ESP.


Please note that the amounts held in the TD Deposit Fund under the ESP will be fully vested effective January 1, 2002, in accordance with the new, integrated Benefits, Pension and Employee Savings Plan details recently communicated to all Canadian-based TDBFG employees. Effective January 1, 2002, you will be able to withdraw in full, should you so desire, the balance of the TD Deposit Fund (including the moneys received as a result of any tendered shares of TD Waterhouse Group, Inc.) held for you.

This document is not a solicitation for the tender of shares and none of The Toronto-Dominion Bank, The Canada Trust Company or any of their respective affiliates is making any recommendation as to whether any employees of The Toronto-Dominion Bank or any of its affiliates should tender their shares in the Offer.
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Should you have any questions on the foregoing, please contact the Human
Resources Group at 1-888-983-4774.


Sincerely,




Allen W. Bell
Executive Vice-President, Group Human Resources